Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: Microsoft Corporation (MSFT)
Name of person relying on exemption: John Chevedden,  Shareholder since 2021
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Sandra Peterson, Chair of the Microsoft Governance Committee, Deserves Your Against Vote

Microsoft is throwing cold water on the SEC and the SEC’s efficient neutral no action process, Sandra Peterson is responsible

Microsoft went ahead and published its annual meeting proxy without publishing the rule 14a-8 shareholder proposal for an Independent Board Chairman for Microsoft that was under Securities and Exchange Commission deliberation in the SEC no action process.

The SEC no action process is an efficient neutral process that has worked for decades where the SEC considers the evidence by a company and by a shareholder proponent and then issued a decision on whether the SEC views that a shareholder proposal needs to be published or not. Over decades the vast overwhelming majority of companies and proponents consider the SEC decision the final determination.

The proponent of Independent Board Chairman proposal submitted the below evidence that his proposal was submitted well before the deadline for the 2025 Microsoft annual meeting. The proposal was submitted to the Microsoft email address in both the 2024 and 2025 annual meeting proxy that begins with:
askboard

The proposal was also submitted to 2 additional Microsoft email addresses.

Microsoft in effect told the SEC that it would not wait for the SEC to decide Microsoft’s no action requests and would issue its 2025 annual meeting proxy omitting the proposals. Microsoft then issued its 2025 proxy on the same day as it wrote its letter to the SEC.

Microsoft did not give any evidence to this proponent that it gave the SEC any indication in September or October 2025 that it was approaching its preferred deadline to issue its annual meeting proxy. The SEC is very good in accommodating companies that are approaching their preferred deadlines for issuing their proxies.

It has generally been a rule for decades that companies do not omit rule 14a-8 proposals from their proxies unless the SEC advises them that the SEC will take no action against a specific company for omitting a rule 14a-8 proposal.

Sandra Peterson is the Chair of the Microsoft Governance Committee and bears ultimate responsibility for this unilateral omission of a rule 14a-8 proposal from the 2025 Microsoft annual meeting proxy.

Microsoft is throwing cold water on the SEC and the SEC’s efficient neutral process to determine which shareholder proposals need to be published in annual meeting proxies. This is a massive step backwards for shareholder rights and property rights.

I hope Ms. Peterson has no ambition to be a director at any other company.

-----------------------------------------

From: John Chevedden <olmsted
Subject: Rule 14a-8 Proposal (MSFT)
Date: December 19, 2024 at 7:14:44 PM PST
To: <askboard

Rule 14a-8 Proposal (MSFT)

Dear Ms. Dolliver,
Please see the attached rule 14a-8 proposal.
Please confirm that this is the correct email address for rule 14a-8 proposals.
Per SEC SLB 14L, Section F, the Securities and Exchange Commission Staff "encourages both companies and shareholder proponents to acknowledge receipt of emails when requested."
I so request.

Hard copies of any request related to this proposal are not needed as long as you request that I confirm receipt in the email cover message.

The proponent is available for a telephone meeting on the first Monday and Tuesday after 10-days of the proposal submittal date at noon PT.
Please arrange in advance in a separate email message regarding a meeting if needed.
John Chevedden

-----------------------------------------

From: John Chevedden <olmsted
Subject: Rule 14a-8 Proposal (MSFT)
Date: December 19, 2024 at 7:04:21 PM PST
To: Keith Dolliver <keith.dolliver, "Peter Kraus (CELA)" <Peter.Kraus

Rule 14a-8 Proposal (MSFT)

Dear Ms. Dolliver,
Please see the attached rule 14a-8 proposal.
Please confirm that this is the correct email address for rule 14a-8 proposals.
Per SEC SLB 14L, Section F, the Securities and Exchange Commission Staff "encourages both companies and shareholder proponents to acknowledge receipt of emails when requested."
I so request.

Hard copies of any request related to this proposal are not needed as long as you request that I confirm receipt in the email cover message.

The proponent is available for a telephone meeting on the first Monday and Tuesday after 10-days of the proposal submittal date at noon PT.
Please arrange in advance in a separate email message regarding a meeting if needed.
John Chevedden